[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


July 1, 2008

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re:      Jackson National Separate Account IV
         File Nos. 333-108433 and 811-09933

Dear Commissioners:

We are transmitting for filing through EDGAR Post-Effective Amendment No. 13 to the Registration Statement under the Securities Act of 1933 and Amendment No. 22 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to Rule 485(a)(1) of the Securities Act of 1933.

The proposed disclosure reflects no novel issues. We are adding the availability of a Guaranteed Death Benefit Rider and a Protector Term Insurance Rider, and discontinuing the availability of two other optional riders. We are also making revisions pursuant to the adoption of the 2001 CSO Mortality Table. In addition, we updated certain terminology and disclosure. Minimal revisions are also reflected in the Statement of Additional Information.

Please note that two more offerings will contain the above referenced changes. Regarding these additional offerings, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Following are the representations requested in the Commission's press release dated June 24, 2004:

     STATEMENT OF REGISTRANT'S POSTIION

     Notwithstanding our providing below the requested acknowledgements, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately not withstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

     TANDY ACKNOWLEDGMENTS

     We hereby acknowledge and agree as follows:




U.S. Securities and Exchange Commission
Page 2
July 1, 2008



          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing.

Please  call or e-mail me with your  questions  or  comments.  My direct line is
(517) 367-3835, and my e-mail address is tony.dowling@jnli.com.

Respectively,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel